WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                              ROSE'S HOLDINGS, INC.
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                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    777764309
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 20, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 777764309                    13D           Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        WC, 00
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,743,050
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                       -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                       1,743,050
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      1,743,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      20.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                      -------------------------------
CUSIP No. 777764309                    13D           Page 3 of 7 Pages
---------------------------                      -------------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                        PF, 00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
  NUMBER OF            7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                              1,748,050
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           - 0 -
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,748,050
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           - 0 -
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,748,050
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            20.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 777764309                    13D           Page 4 of 7 Pages
---------------------------                      -------------------------------



         The following  constitutes  Amendment No. 2 ("Amendment  No. 2") to the
Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

                  Item 1(c) is amended to read as follows:

Item 1.           Identity and Background

                  (c) The principal  business of Steel  Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies. Mr.
Lichtenstein is also President, Chief Executive Officer, the principal accounting officer and a director of the Issuer.

                  Item 3 is amended to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,743,050 Shares of Common Stock owned by Steel Partners II is $2,048,877. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds. The aggregate purchase price of the 5,000 Shares of Common Stock purchased by Mr. Lichtenstein is $8,281 and came from his personal funds.

                  Item 4 is amended to include the following:

Item 4.           Purpose of Transaction.

                  Mr. Lichtenstein was elected as President, Chief Executive Officer and the principal accounting officer of the Issuer in December 1997 and in that capacity has had discussions with the Issuer and intends to have future discussions with the Issuer about the business operations of the Issuer and various ways to enhance stockholder value. The Reporting Persons shall take all such actions described herein consistent with Mr. Lichtenstein's fiduciary obligations as an officer and director of the Issuer.

                  Item 5(a) is amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,612,661 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 25, 1997. Such report disclosed, however, that 19,680 shares are held in escrow pending resolution of certain disputed claims. To the extent that escrowed shares of Common Stock are not used to satisfy claims, such shares will revert to the Issuer and will be returned or held in the treasury of the Issuer, however, the Issuer believes that if

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CUSIP No. 777764309                    13D           Page 5 of 7 Pages
---------------------------                      -------------------------------

all claims are resolved in accordance with the Issuer's records, there will be 8,632,341 shares of Common Stock outstanding.

                  As of the close of business on December 15, 1997, Steel Partners II beneficially owns 1,743,050 Shares of Common Stock, constituting approximately 20.2% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,748,050 Shares, representing approximately 20.3% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 5,000 Shares owned by him and the 1,743,050 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  Item 5(c) is amended by adding the following:

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 777764309                    13D           Page 6 of 7 Pages
---------------------------                      -------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 1997                  STEEL PARTNERS II, L.P.

                                           By: Steel Partners, L.L.C.
                                               General Partner

                                           By:/s/ Warren G. Lichtenstein
                                              --------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer



                                            /s/ Warren G. Lichtenstein
                                            -----------------------------
                                                WARREN G. LICHTENSTEIN

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CUSIP No. 777764309                    13D           Page 7 of 7 Pages
---------------------------                      -------------------------------



                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



Shares of Common                     Price Per                Date of
 Stock Purchased                       Share                 Purchase
 ---------------                       -----                 --------

                             STEEL PARTNERS II, L.P.

      20,000                         1.53000                10/27/97

     241,814                         1.52223                11/20/97

      20,000                         1.52500                11/24/97

       7,000                         1.52500                12/03/97

     142,200                         1.65000                12/12/97




                               WARREN LICHTENSTEIN

                                      None.